Waverly Labs Inc.



ANNUAL REPORT

19 Morris Avenue
Brooklyn, NY, 11205
www.waverlylabs.com

This Annual Report is dated April 29, 2019.

BUSINESS

Description of Business

Waverly Labs Inc. is an innovative consumer products company incorporated in the State of Delaware on June 16, 2014. Waverly Labs has developed a smart earpiece at the convergence of wearable technology and speech translation called "Pilot," which translates languages from one person to another. The Company has launched a mobile app known as Pilot Speech Translator, which allows for mobile translation on a phone and serves as the interface to toggle languages for the Pilot earpiece.

Sales, Supply Chain, & Customer Base

The Company has sold over $7,540,972 of the Pilot earpiece which represents approximately 33,687 Pilots and has generated sufficient funds to produce and manufacture the units, a corresponding translation app, secure trademarks and patent pending technology status, and maintain operations over the 21 month period from launch through completed production. The pre-orders were originally collected through a crowdfunding campaign on IndieGogo, and currently the Company has been accepting, and continues to accept, pre-orders of the Pilot on its website www.waverlylabs.com. The Company expects to ship the first order of the Pilot during the fourth quarter of 2017. The Company sources materials for the Pilot globally, and the Pilot is designed and created in the Company's offices in Brooklyn, NY, and manufactured in China by third-party contract manufacturers. The Company's software is also created and designed in the Company's offices in Brooklyn, NY, in collaboration with third-party software development teams located in the United States and globally.

Competition

Although the Company believes it is the leading translation earpiece on the market, it has a number of competitors and faces significant competition. Its competitors range from small companies that have not fully developed their products to large companies with fully-developed products. The Company differentiates itself through what it believes to be superior translation software, quality of their earpieces, their capabilities to deliver a translation experience comparative to their competitors.

Liabilities and Litigation

Other than liabilities occurring in the ordinary course of business, the Company has no liabilities. The Company is not currently involved with or know of any pending or threatened litigation against the Company or its directors or officers.

None

Previous Offerings

Between 1/1/2018 and 12/31/2018, we sold 72,649 of Series C Common Stock in exchange for $2.50 per share under Regulation Crowdfunding. In total, we sold 427,346 shares of Series C Common Stock for $2.50 over the last 3 years through Reg CF.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Net sales increased 596% or $5,4 million from $0.9 million to $6.3 million during 2017 compared to 2018, mostly driven by revenue recognition of $4.8 million of pre-sold Pilot units from 2016 Indiegogo crowdfunding campaign. Moreover, as expected, we had a strong Q4 and most sales were directly attributed to our various holiday campaigns, including $180,000 generated between black friday through cyber monday and another $100,000 in subsequent email marketing campaigns. Gross profit margin went up from 53% to 56% mostly driven by the economies of scale. Operating expenses went down 10% from $1.9 million to $1.7 million during 2017 compared to 2018 driven by lower R&D expenses.

In April 2018, two of the founders of the company who originally joined in 2014 decided it was time to leave the organization and pursue new endeavours. As a condition of their separation, the company repurchased 870,333 shares, roughly 16.7% of the company's outstanding shares, at a total aggregate purchase price of $235,000 for both vested and unvested shares.

See Exhibit A for more details.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $587,825. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Andrew Ochoa
Sergio Diaz

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Ochoa	2,528,750		57.94 %

		shares		
	Address: 19 Morris Ave NewLab Brooklyn, NY 11205	_____ shares		_____%

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2018, 3,683,727 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

 The rights, preferences and privileges of the holders of Series A Common stock are superior to and may adversely affect the rights of the holders of shares of Series B Common Stock and Series C Common Stock and my become inferior to and adversely affected by any class of preferred stock of the Company that the Company may designate in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2019.

Waverly Labs

By   /s/   *Andrew Ochoa*

Name: Andrew Ochoa

Title: Chief Executive Officer

<u>Exhibit A</u>
FINANCIAL STATEMENTS

Waverly Labs, Inc.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2018 and 2017

Waverly Labs, Inc.

TABLE OF CONTENTS

WAVERLY LABS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 587,825	$ 2,748,290
Prepaid expenses	116,993	48,228
Inventory	25,414	-
Inventory deposit	44,070	523,417
Funds held in escrow	-	53,298
Security deposit	676	8,276
Total Current Assets	774,978	3,381,509
Non-Current Assets:		
Property and equipment, net	105,525	280,219
Total Non-Current Assets	105,525	280,219
TOTAL ASSETS	$ 880,503	$ 3,661,728

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Liabilities:

Current Liabilities:

Accounts payable	$ 17,865	$ 23,634
Accrued expenses	22,448	10,807
Income tax payable	-	1,384,843
Deferred revenue, net	-	4,786,341
Accrued interest payable	-	42
Total Current Liabilities	40,313	6,205,667
Total Liabilities	40,313	6,205,667

Stockholders' Equity/(Deficit):

Common Stock, $0.0001 par, 10,000,000 shares authorized, 0 and 0 shares issued and outstanding, 0 and 0 shares vested as of December 31, 2018 and 2017, all respectively.	-	-
Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 3,911,569 shares issued and outstanding, 1,900,631 and 1,891,960 shares vested as of December 31, 2018 and 2017, all respectively.	253	391
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 674,965 and 121,574 shares issued and outstanding, 522,848 and 98,276 shares vested as of December 31, 2018 and 2017, all respectively.	67	12
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 528,617 and 359,518 shares issued and outstanding, 528,617 and 359,518 shares vested as of December 31, 2018 and 2017, all respectively.	53	36
Treasury Stock, $0.0001 par, 882,263 and 0 shares held as of December 31, 2018 and 2017, respectively.	-	-
Additional paid-in capital	1,422,724	1,278,176
Accumulated deficit	(582,907)	(3,822,554)
Total Stockholders' Equity/(Deficit)	840,190	(2,543,939)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 880,503	$ 3,661,728

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

-2-

WAVERLY LABS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ 6,259,340	$ 899,240
Costs of goods sold	(2,729,904)	(421,164)
Gross profit	3,529,436	478,076
Operating Expenses:		
General & administrative	1,245,397	1,246,802
Research & development	254,665	495,776
Sales & marketing	174,772	116,800
Total Operating Expenses	1,674,834	1,859,378
Income/(Loss) from operations	1,854,602	(1,381,302)
Other Income/(Expense):		
Interest expense	(133)	(184)
Interest income	566	1,770
Total Other Income/(Expense)	433	1,586
Benefit/(Provision) for income taxes	1,384,612	(216,677)
Net Income/(Loss)	$ 3,239,647	$ (1,596,393)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

	Common Stock		Series A Common Stock		Series B Common Stock		Series C Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2016	4,250,000	$ 425	—	$ —	—	$ —	—	$ —	—	$ —	$ 465,535	$ (2,226,161)	$ (1,760,201)
Stock Repurchase	(338,431)	(34)									(304)	—	(338)
Amendment to articles of incorporation	(3,911,569)	(391)	3,911,569	391							—	—	—
Stock-based compensation											7,212		7,212
Conversion of notes to Series B Common Stock					9,900	1					9,899		9,900
Issuance of Series B common stock					111,674	11					636		647
Issuance of Series C common stock							359,518	36			888,256		888,292
Offering costs											(93,058)		(93,058)
Net loss												(1,596,393)	(1,596,393)
Balance at December 31, 2017	—	$ —	3,911,569	$ 391	121,574	$ 12	359,518	$ 36	—	$ —	$ 1,278,176	$ (3,822,554)	$ (2,543,939)
Stock Repurchase		$ —	(870,333)	(87)	(7,700)	(1)	(4,230)	$ —	882,263	$ —	(265,382)	$ —	$ (265,470)
Shares transferred from Series A to Series B			(510,917)	(51)	510,917	51					—		—
Stock-based compensation											9,752		9,752
Stock-option exercises					50,174	5					5,514		5,519
Issuance of Series C common stock							173,329	17			418,104		418,121
Offering costs											(23,440)		(23,440)
Net income												3,239,647	3,239,647
Balance at December 31, 2018	—	$ —	2,530,319	$ 253	674,965	$ 67	528,617	$ 53	882,263	$ —	$ 1,422,724	$ (582,907)	$ 840,190

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

-4-

WAVERLY LABS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income/(Loss)	$ 3,239,647	$ (1,596,393)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
Depreciation	198,594	34,033
Stock compensation expense	9,752	7,212
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(68,766)	(34,891)
(Increase)/Decrease in inventory	(25,414)	-
(Increase)/Decrease in inventory deposit	479,347	(523,417)
(Increase)/Decrease in security deposit	7,600	(476)
(Increase)/Decrease in funds held in escrow	53,298	-
Increase/(Decrease) in accounts payable	(5,769)	(39,065)
Increase/(Decrease) in accrued expenses	11,642	10,516
Increase/(Decrease) in income tax payable	(1,384,843)	216,677
Increase/(Decrease) in deferred revenues	(4,786,342)	1,109,284
Increase/(Decrease) in accrued interest payable	(42)	(14)
Net Cash Used In Operating Activities	(2,271,296)	(816,534)
Cash Flows From Investing Activities		
Purchase of property and equipment	(23,899)	(220,108)
Net Cash Used In Investing Activities	(23,899)	(220,108)
Cash Flows From Financing Activities		
Proceeds from issuance of Class C common stock	418,121	834,994
Proceeds from issuance of Class B common stock	-	647
Offering costs	(23,440)	(93,058)
Payments to repurchase stock	(265,470)	(338)
Proceeds from exercised options	5,519	-
Proceeds collected from stock receivable	-	4,236
Net Cash Provided By Financing Activities	134,730	746,481
Net Change In Cash	(2,160,465)	(290,161)
Cash at Beginning of Period	2,748,290	3,038,451
Cash at End of Period	$ 587,825	$ 2,748,290
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable and accrued interest to Class B common stock	$ -	$ 9,900

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Waverly Labs, Inc. (the "Company"), is a corporation organized June 16, 2014 under the laws of Delaware. The Company is developing a pilot earpiece language translator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $1,628,349, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives,

No assurance is provided

whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 have estimated useful lives ranging from 3 - 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Property and equipment, at cost	$ 340,105	$ 316,205
Accumulated depreciation	(234,580)	(35,986)
Property and equipment, net	$ 105,525	$ 280,219
Depreciation expense	$ 198,594	$ 34,033

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped.

The Company has conducted pre-sale crowdfunding campaigns on its products, which resulted in $0 and $4,786,341 of customer deposits on future production of its product as of December 31, 2018 and 2017, respectively. Revenues will be recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $254,665 and $495,776 for the years ended December 31, 2018 and 2017, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

For the year ended December 31, 2016, the Company had taxable income of approximately $3,103,000, which was reduced by its 2015 net operating loss carryforward of $12,000 to determine taxable income of $3,091,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $1,185,260, reduced by a $17,094 increasing research tax credit, resulting in a net tax obligation of $1,168,166. The Company accrued this expense to its liabilities on the December 31, 2016 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2016. For the year ended December 31, 2017, the Company had taxable income of approximately $565,884, for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $216,677. The Company accrued this expense to its liabilities on the December 31, 2017 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2017, resulting in a tax obligation of $1,384,843 as of December 31, 2017. These expenses and liabilities do not include penalties and interest for late payment of these obligations, which the Company had yet to determine and pay.

The 2017 and 2016 tax obligations were due to a difference in the timing of revenue recognition under GAAP compared to tax basis on its pre-sales of $1,936,502 and $3,677,057 for the years ended December 31, 2017 and 2016, respectively. These revenues are recognized as received for tax purposes, but are not recognized to revenues until fulfilment of revenue recognition criteria under GAAP.   Therefore, the Company has deferred tax assets of approximately $1,248,746 and $1,407,945 from this GAAP-to-tax timing difference. This accrual was made out of an analysis of an uncertain tax position, where the Company has filed its returns treating these pre-sales as advance payments and therefore deferring recognition of the income until later years, where the Company determined it is more-likely-than-not that that this uncertain tax position would not be sustained, and the pre-sales would be treated as 2017 and 2016 taxable income for federal and state income tax purposes.

The Company will recognize this income in the 2018 tax returns for tax purposes, and as all remaining deferred revenue was recognized in the year ended December 31, 2018, the prior year book-to-tax and tax treatment differences are now alleviated. The Company estimates its taxable income for the year ended December 31, 2018 to be ($3,747,010), resulting from reducing its current year revenues by the $4,786,341 of deferred revenue as of December 31, 2017. Resultantly, the Company is in a cumulative tax loss position of $91,058 as of December 31, 2018. Therefore, the Company has a deferred tax asset of $21,634 as of December 31, 2018 from this net operating loss carryforward and other book-to-tax differences, calculated using the Company's combined effective federal and state income tax rate of 26.1%. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2018 and 2017.

The Company has recorded a $1,384,612 tax benefit for the year ended December 31, 2018, resulting from the removal of tax obligations created by prior years' taxable income that is now offset to a net operating loss position. The Company owes no federal or state tax as of December 31, 2018.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. The Company files U.S. federal and New York state income tax returns. The Company has elected not to amend its previously filed 2016 tax return and pay tax obligations potentially due, as the Company believes it can allowably defer recognition of the taxable revenues from its pre-sales until its 2017 income tax return, as discussed above. Under tax law, the Company can carry back future losses from the subsequent two tax periods to offset taxable income and recover taxes paid. Therefore, any tax losses from 2017 and/or 2018 can be carried back and applied against the 2016 taxable income to recover such taxes paid, which would fully alleviate tax obligations as the Company is now in a cumulative loss position as of December 31, 2018. Therefore, the Company does not believe it is exposed to any historical tax obligations, aside from penalties and interest that could be created from altering its recognition of revenues if challenged by tax authorities. As such potential obligations are unknown and not estimable as of December 31, 2018, no such obligation has been recorded.

All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights.

The Company had previously authorized 10,000,000 shares of $0.0001 par value common stock. During 2017, the 3,911,569 shares were converted to Series A Common Stock. During 2017, 338,431 shares of common stock were forfeited back to the Company at $0.001 per share resulting in $338 paid by the Company. As of December 31, 2018 and 2017, 0 and 0 shares of common stock were issued and outstanding, respectively. As of December 31, 2018 and 2017, 2,530,319 and 3,911,569 shares of Series A Common Stock were issued and outstanding, respectively.

During 2018, the Company bought back 870,333 shares of Series A Common Stock totaling $235,645, 7,700 shares of Class B Common Stock totaling $19,250 and 4,230 shares of Class C Common Stock totaling $10,575. As of December 31, 2018, 882,263 shares for a total of $265,470 have been repurchased by the Company. As part of the buy backs, 510,917 shares of Series A Common Stock were transferred and reclassified as Series B Common Stock.

In 2018, the Company has raised $418,121 in an offering of its Series C Common Stock pursuant to an offering under Regulation Crowdfunding. 173,329 shares of common stock were issued at prices between $2.37-$2.50 per shares. In 2017, the Company has raised $888,292 in an offering of its Series C Common Stock pursuant to an offering under Regulation Crowdfunding. 359,518 shares of common stock were issued at prices between $2.37-$2.50 per share. As of December 31, 2018 and 2017, 528,617 and 359,518 shares of Series C Common Stock were issued and outstanding, respectively. As of December 31, 2018 and 2017, $0 and $53,298 of these funds were not yet received from issued stock on this offering, were recorded as funds held in escrow (asset) on the balance sheet, respectively.

In 2017, the Company issued 111,674 shares of Series B Common Stock, resulting in proceeds of $647. On February 10, 2017, the holders of the $9,000 of convertible promissory notes, together with $900 of accrued interest, elected to exercise the optional conversion right and convert principal and interest at a conversion price of $1.00 per share, resulting in the issuance of 9,900 shares of common stock. As of December 31, 2018 and 2017, 674,965 and 121,574 shares of Series B Common Stock were issued and outstanding, respectively.

Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff. As of December 31, 2018 and 2017, 1,900,631 and 1,891,960 shares of Series A Common Stock had vested and 522,848 and 98,276 shares of Series B Common Stock had vested, all respectively.

NOTE 4: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of December 31, 2017. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 312,820 as of December 31, 2018.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Risk Free Interest Rate	2.65%	1.84%-2.22%
Dividend Yield	0.00%	0.00%
Estimated Volatility	62.00%	62.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.31	$0.059

For options issued to date, a vesting schedule of 3-4 years has been used. A summary of information related to stock options for the years ended December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	491,876	$ 0.110	-	$ -
Granted	1,000	$ 2.500	491,876	$ 0.110
Exercised	(50,174)	$ 0.110	-	$ -
Forfeited	(11,778)	$ 0.110	-	$ -
Outstanding - end of year	430,924	$ 0.115	491,876	$ 0.110
Exercisable at end of year	312,215	$ 0.110	191,190	$ 0.110
Weighted average grant date fair value of options granted	$ 0.001		$ 0.059	
Weighted average duration to expiration of outstanding	8.3		9.3	

Stock-based compensation expense of $9,752 and $7,212 were recognized under FASB ASC 718 for the years ended December 31, 2018 and 2017, respectively. Total unrecognized compensation cost related to stock option awards amounted to $12,731 and $21,809 for the years ended December 31, 2018 and 2017 and will be recognized over a weighted average period of 17 and 29 months, respectively.

NOTE 5: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. Lastly, on November 1, 2018, the Company entered into a new 12-month period with monthly rent payments of $1,400. Rent expense for the years ended December 31, 2018 and 2017 totaled $152,426 and $165,683, respectively.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 17, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Andrew Ochoa, Principal Executive Officer of Waverly Labs, hereby certify that the financial statements of Waverly Labs included in this Report are true and complete in all material respects.

Andrew Ochoa
Principal Executive Officer